UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 2020

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Equinor ASA: Suspending buy-back under the share buy-back programme until further notice

Equinor (OSE: EQNR, NYSE EQNR) is under the current market conditions suspending buy-back under the share buy-back programme until further notice. Additionally, Equinor has started to implement measures to reduce operating costs, capex and exploration spend. An updated outlook is expected to be presented to the market by the end of March 2020.

"As a result of significant improvements in recent years, Equinor has a strong balance sheet and is in a good position to deal with the current circumstances, as well as uncertainties in front of us. We are now taking actions to remain resilient in a period of low prices, volatility and market uncertainty, in line with our contingency plans. In this situation, with the spread of Covid-19 and low commodity prices, we are suspending buy-back under the share buy-back programme until further notice," says Eldar Sætre, President and CEO of Equinor ASA.

The share buy-back programme of up to USD 5 billion, intended to be executed in the market until 2022, was announced 5 September 2019 together with the launch of the first tranche which was executed in the market in the period up to 4 February 2020. A proportionate share of the Norwegian State holding will as planned be redeemed and canceled following approval from the Annual General Meeting.

Equinor announced 6 February 2020 its intention to launch a second tranche of around USD 675 million, including the Norwegian State share, from around 18 May to 28 October 2020, subject to commodity price conditions, balance sheet strength and renewal of authorisation to execute share buy-back at the annual general meeting.

Under the current market conditions, Equinor is suspending buy-back under the share buy-back programme until further notice. This means that the second tranche will not be executed as previously planned.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: March 23, 2020	/s/ LARS CHRISTIAN BACHER
Lars Christian Bacher
Chief Financial Officer